Exhibit (a)(1)(F)

July 14, 2006

To Our Stockholders:

I am pleased to inform you that Beverly Hills Bancorp Inc. is offering to purchase up to 2,750,000 shares of its common stock, in a tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you, as a stockholder, to select the price, within the $9.00 to $9.50 range we have established, at which you are willing to sell all or a portion of your shares to the Company. On July 10, 2006, the last reported sale price of our shares of common stock was $9.15 per share.

Based on the number of shares of common stock tendered and the prices specified by the tendering stockholders, we will select the lowest per share price within the $9.00 to $9.50 range that will allow us to buy 2,750,000 shares (or any lesser number of shares that are properly tendered). We will purchase the shares that are properly tendered at or below that selected price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at that purchase price, net to the selling stockholder.

If you do not want to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you want to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company, nor the special committee of the Board of Directors that approved the tender offer, nor our Board of Directors, nor the Information Agent for our Offer, make any recommendation as to whether you should tender your shares or as to the price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the tender offer. You may also want to discuss whether to tender your shares with your broker or other financial or tax advisor.

Certain of the Company’s directors have indicated that they may tender up to 4,337,516 shares, as more specifically discussed in Section 9.1 of the Offer to Purchase. However, they are not obligated to tender any shares.

Please note that the tender offer is scheduled to expire at 5:00 p.m., Eastern time, on August 14, 2006, unless we extend it.

Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs will apply.

If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact the Information Agent for the tender offer, Keefe, Bruyette & Woods, Inc., at (877) 298-6520.

Sincerely,

LARRY B. FAIGIN
Chief Executive Officer Beverly Hills Bancorp Inc.